Filed Pursuant to Rule 424(b)(3)
Registration No. 333-129651
WELLS TIMBERLAND REIT, INC.
SUPPLEMENT NO. 2 DATED FEBRUARY 29, 2008
TO THE PROSPECTUS DATED DECEMBER 14, 2007
     This document supplements, and should be read in conjunction with, our prospectus dated December 14, 2007, as supplemented by Supplement No. 1 dated February 11, 2008, relating to our initial public offering of up to 85,000,000 shares of common stock. Defined terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:
•	the status of our initial public offering; and

•	an amendment to the terms of the financing for our purchase of the South Central Timberland.
Status of Our Initial Public Offering
     As of February 26, 2008, we had received aggregate gross offering proceeds, net of discounts, of approximately $55 million from the sale of approximately 5.5 million shares in our initial public offering. As of February 26, 2008, approximately 69.5 million shares remained available for sale to the public under our initial public offering, exclusive of shares available under our distribution reinvestment plan.
Amendment to Financing Terms for the South Central Timberland
     The “Timberland Investments—South Central Timberland—Financing” section of the prospectus is hereby supplemented to disclose that on February 29, 2008, we entered into an amendment to the terms of the mezzanine loan we obtained in connection with our acquisition of the South Central Timberland, for which Wachovia Bank is the administrative agent.
     Under the original terms of the mezzanine loan, our first principal payment on the mezzanine loan was due on February 29, 2008 in an amount that equaled or exceeded $40 million, when added to all previously made principal payments. Our second principal payment was due on April 30, 2008 in an amount that equaled or exceeded $64 million, when added to all previously made principal payments. The parties to the mezzanine loan have agreed to extend the first principal payment date from February 29, 2008 to June 30, 2008 and to require a principal payment due on that date in an amount which, when added to all previously made principal payments, reduces the aggregate outstanding principal balance of the mezzanine loan to an amount not greater than $120 million (a $40 million reduction of the original principal amount of the mezzanine loan). The parties have further agreed to extend the second principal payment date from April 30, 2008 to August 29, 2008 and to require a principal payment due on that date in an amount which, when added to all previously made principal payments, reduces the aggregate outstanding principal balance of the mezzanine loan to an amount not greater than $90 million (a $70 million reduction in the original principal amount of the mezzanine loan).
     In addition, the amendment extends the maturity date of the mezzanine loan from October 17, 2008 to March 2, 2009 provided that, as of October 17, 2008, (1) the aggregate outstanding principal amount of the mezzanine loan is no greater than $60 million and (2) Wachovia Bank has a lien and security interest in collateral to be pledged by Wells Real Estate Funds, Inc., the guarantor of the mezzanine loan. Finally, the amendment increases the interest rate on the principal amount of the mezzanine loan from 9% per year to 11% per year.
     Also in connection with the amendment and as partial consideration for Wachovia Bank’s agreement to enter into the amendment, Wells Real Estate Funds, Inc. has agreed to (1) make a substantial principal payment on a separate outstanding loan issued by Wachovia Bank to Wells Real Estate Funds, Inc., (2) pay additional fees to Wachovia Bank in connection with such loan and (3) increase the collateral supporting its guaranty of the mezzanine loan.
     The amendment does not increase the principal amount of the mezzanine loan; however, the amendment increases the total amount of interest we will pay in connection with the mezzanine loan. Our board of directors, including a majority of our independent directors, determined that the increase in our debt resulting from the amendment of the mezzanine loan was justified in order to give us more time to raise additional capital in our initial public offering to be applied to debt service. This determination is required in accordance with our charter because our aggregate borrowings, including the additional debt to be incurred pursuant to the amendment, is in excess of our general leverage limitation of 300% of our net assets.

Risk Factors—Risks Associated with Debt Financing
The credit agreement for the mezzanine loan obtained by us in connection with the acquisition of the South Central Timberland prohibits us from paying distributions or redeeming shares (except in cases of death or disability) until we repay the loan in full.
     The disclosure in the “Risk Factors” section of the prospectus under the above caption is hereby supplemented to disclose that the maturity date for the mezzanine loan will be extended from October 17, 2008 to March 2, 2009 provided that, as of October 17, 2008, (1) the aggregate outstanding principal amount of the mezzanine loan is no greater than $60 million and (2) Wachovia Bank has a lien and security interest in collateral to be pledged by Wells Real Estate Funds, Inc., the guarantor of the mezzanine loan. If the maturity date of the mezzanine loan is extended to March 2, 2009 and we do not repay the mezzanine loan in full before such date, our ability to qualify as a REIT and to redeem our stockholders’ shares under our share redemption plan will be further delayed.
We have broad authority to incur debt, and high debt levels could hinder our ability to make distributions and could decrease the value of your investment.
     The disclosure in the “Risk Factors” section of the prospectus under the above caption is hereby supplemented to disclose that by entering into the amendment to the mezzanine loan, we have increased the total amount of interest we will pay to Wachovia Bank under the terms of the mezzanine loan. This increase in indebtedness caused us to further exceed our general leverage limitation of 300% of our net assets, and may further delay our ability to make distributions to our stockholders and reduce the value of your investment in our common stock.